Mail Stop 6010

May 22, 2007

Mr. Richard Turner
Chief Executive Officer
Conmed Healthcare Management, Inc.
9375 Chesapeake Street, Suite 203
La Plata, Maryland 20646

> **Re:** **Conmed Healthcare Management, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 1 filed May 10, 2007**
> **File No. 333-141830**

Dear Mr. Turner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dollar value of underlying securities registered for resale in this prospectus

1. We note your response to comment 2 and your related discussion in the prospectus and we reissue the comment. The presentation should be based upon market price as previously requested. In this regard, we note the market price you have used does not appear to reflect the actual market for registrant's securities before or after the financing. To the extent that you believe the market price on the date you sold the preferred shares was unreliable, you may provide the basis for your belief in addition to the market value of the shares calculated using the market price. Similar revisions with respect to market price should be made where applicable.

<u>Profits on Conversion of Preferred Stock</u>

2. We note your response to comment 5 and reissue the comment. Please revise the presentation to include the requested information compared to actual market price, not your adjusted version. The current presentation appears to present the data in such a manner as to suggest the investors converted their preferred shares at a loss. We have no objection if you provide a textual discussion of the basis for your belief that the market price is not a reliable measure of the market value on the date the preferred shares were sold.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, Michael Reedich, Special Counsel, at (202) 551-3612, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Stuart Neuhauser, Esq.
    Michael Midura, Esq.
    Ellenoff Grossman & Schole LLP
    370 Lexington Avenue, 19th Floor
    New York, New York 10017